 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

For the period ending July 31, 2006

TABLE OF CONTENTS

PAGE

Notice to reader

Consolidated Balance Sheet

1

Consolidated Statement of Operations and Deficit

2

Consolidated Statement of Cash Flows

3

Notes to the Financial Statements

4 - 10

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  September 26, 2006

Signed “Ken Powell”

Ken Powell

President, CEO and CFO

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Balance Sheet

(Unaudited – prepared by management)

	July 31, 2006	October 31, 2005

ASSETS	(Unaudited)	(Audited)
CURRENT
Cash and cash equivalents	$ 840,402	$ 109,191
Accounts Receivable	94,517	9,437
Deposit on technology (Note 4)	62,735	62,735
Prepaid Expenses		704
	997,654	182,067
Property and equipment (Note 5)	64,159	30,999
	$ 1,061,813	$ 213,066

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 160,476	$ 167,701
Loans and advances (Note 6)	176,997	91,359
	337,473	259,060

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	6,739,757	5,293,505
Contributed surplus (Note 7)	266,136	222,894
Warrants (Note 7)	500,694	229,025
Deficit	(6,782,247)	(5,791,418)
	724,340	(45,994)
	$ 1,061,813	$ 213,066

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Operations and Deficit

(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
	2006	2005	2006	2005
Sales	$ (4,604)	$	$ 9,606	$

EXPENSES
Research and development expenses (Note 8)	101,649	80,072	417,416	235,030
Business development fees				101,982
Professional fees	33,664	40,509	81,391	80,754
Management and consulting fees (Note 8)	47,306	26,800	82,306	81,769
Office, telephone and miscellaneous	23,875	3,419	59,828	20,511
Travel	21,101	6,893	46,631	25,823
Shareholder communications	21,751	18,461	56,291	106,091
Rent	7,213	3,160	23,022	22,197
Advertising and marketing	4,789	5,309	17,608	15,774
Amortization	2,390	2,112	8,738	4,970
Bank charges and interest	657	236	2,476	872
Trading loss	32,274		32,274
Loss (Gain) on foreign exchange	3,099		6,873
	299,768	186,971	834,854	695,773
Net loss from operations	(304,372)	(186,971)	(825,248)	(695,773)

Share Compensation – Note 7	(42,968)	(650)	(165,581)	(54,595)
NET LOSS FOR THE PERIOD	(347,340)	(187,621)	(990,829)	(750,368)
DEFICIT, BEGINNING OF PERIOD	(6,434,907)	(4,944,276)	(5,791,418)	(4,381,529)
DEFICIT, END OF PERIOD	(6,782,247)	(5,131,897)	(6,782,247)	(5,131,897)
BASIC AND DILUTED LOSS PER SHARE	$ (0.013)	$ (0.01)	$ (0.038)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE BASIC AND DILUTED LOSS PER SHARE	26,124,717	17,494,766	26,124,717	17,494,766

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Cash Flows

(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
	2006	2005	2006	2005
OPERATING
Net loss for the year	(347,340)	(415,527)	(990,829)	(562,747)
Adjustments for non-cash items
Amortization	2,390	1,429	8,738	2,858
Share Compensation	17,140	53,945	43,242	53,945
Net changes in non-cash working capital balances:	(327,810) (1,591)	(360,153) 25,798	(938,849) (91,601)	(505,944) (59,397)
	(329,401)	(334,355)	(1,030,450)	(565,341)
INVESTING
(Purchase) sale of property and equipment	(14,641)	(5,343)	(41,898)	(10,072)
	(14,641)	(5,343)	(41,898)	(10,072)
FINANCING
Share subscription deposits (net of proceeds)	878,036	563,407	1,717,921	746,531
Loans and advances	47,670	(241,075)	85,638	(206,788)
	925,706	322,332	1,803,559	539,743

DECREASE IN CASH AND CASH EQUIVALENTS	581,664	(17,366)	731,211	(35,670)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	258,738	(20,540)	109,191	(2,236)
CASH AND CASH EQUIVALENTS END OF PERIOD	840,402	(37,906)	840,402	(37,906)
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$ 657	$ 445	$ 2,476	$ 636

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has limited revenue in   2006.  As at July 31, 2006, the Company has a working capital of $660,181 (2005 – ($76,993).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The current year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in the prior year, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp. and Titan Trading USA, LLC .  The amounts are in the normal course of business and are recorded at the current exchange rate.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of capital assets and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004. During 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

5.

  PROPERTY AND EQUIPMENT

	July 31, 2006			October 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 88,691	$ 29,891	$ 58,800	$ 50,843	$ 21,546	$ 29,297
Office Furniture	5,941	582	5,359	1,891	189	1,702

Software
development costs	947,877	947,877	-	947,877	947,877	-
	$ 1,042,509	$ 978,350	$ 64,159	$ 1,000,611	$ 969,612	$ 30,999

6.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in $176,997 is $95,683 (2005 - $58,760) due to a director of the Company and his associated company. The related party transactions are in the normal course of operations and are recorded at the exchange amount, and are unsecured and non-interest bearing.

7.

   SHARE CAPITAL

July 31,

October 31,

October 31,

	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Unlimited number of common shares and unlimited number of preferred shares
Issued and outstanding beginning of year	22,646,399	$5,293,505	13,024,965	$3,948,594	9,812,966	$3,715,938
Private Placements	6,012,765	1,503,366	5,455,110	878,014	3,211,999	242,456
Exercise of Warrants	2,155,333	277,973	430,000	72,240
Shares issued for Debt			3,736,324	472,309
Cost of Warrants		(271,669)
Share Issuance Costs		(63,418)		(77,652)		(9,800)
	30,814,497	$6,739,757	22,646,399	$5,293,505	13,024,965	$3,948.594

7.       SHARE CAPITAL (continued)

Private Placement

In July, 2006, the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $866,904.  The Corporation will issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

In February, 2006, the company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008.

Warrants

As at July, 2006 a total of 2,155,333 warrants were exercised for total gross proceeds of $277,973.

Escrowed Shares

At July 31, 2006 1,200,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  In June, 2006 the company issued 360,000 stock options exercisable at $0.315.  The options will expire on June 23, 2008.

At July 31, 2006, no preferred shares have been issued.

The Company has options outstanding under the stock option plan as follows:

Nine months ended July 31	2006		2005
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,275,593	$ 0.155	1,700,000	$ 0.10
Granted Cancelled or Expired	360,000	$ 0.315	1,810,593 -	- -
Outstanding at end of period	3,635,593	$ 0.173	3,510,593	$ 0.20
Exercisable at end of period	2,971,694	$ 0.154	2,152,648	$ 0.20

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	Nine months ended July 31,
	2006	2005	2004
Management, consulting and administration fees	50,000	$ 81,769	145,008
Research and development	417,416	235,030	51,907
Deposit on Technology (Loan receivable) (Note 4)	62,735	62,735
Loans and Advances (Note 6)	95,683	58,760	129,334

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable and loans and advances. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

 10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

11.

SUBSEQUENT EVENTS

In conjunction with the Company entering into Software Transfer Agreements in July 2006 with Phil Carrozza , a director of Titan, and Cignal Technologies , LLC, a company wholly-owned by Mr. Carrozza , and with Michael Gossland , a director and officer of the Company; subsequent to the third quarter ending July 31, 2006, the Company issued 1,000,000 performance warrants to Mr. Carrozza and 1,000,000 performance warrants to Mr. Gossland. The first 500,000 performance warrants issued to each of Mr. Carrozza and Mr. Gossland will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007 provided that the Company has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006. The second 500,000 performance warrants issued to each of Mr. Carrozza and Mr. Gossland will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that the Company has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007. The performance warrants expire November 30, 2008.

12.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 26,124,717 (2005 – 17,494,766).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, there is no difference between basic loss per common share and diluted loss per common share.